November 26, 2019

Jerre Stead
Chief Executive Officer
Clarivate Analytics PLC
Friars House, 160 Blackfriars Road
London SE1 8EZ
United Kingdom

       Re: Clarivate Analytics PLC
           Draft Registration Statement on Form F-1
           Submitted November 22, 2019
           CIK No. 0001764046

Dear Mr. Stead:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:    Cameron Lewis, Esq.